Exhibit 21.1

NEWATER TECBOLGY, INC,

List of Subsidiaries

Company Name	County of Incorporation/Formation	Ownership
Newater HK Limited	Hong Kong	Wholly owned subsidiary of Newater Technology, Inc.

Yantai Jinzheng Eco-Technology Co., Ltd	China	Wholly owned subsidiary of Newater HK Limited

Shandong Jinmo Recycled Water Resource Co., Ltd	China	Wholly owned subsidiary of Yantai Jinzheng Eco-Technology Co., Ltd